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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 048238

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2008___ AND ENDING ___December 31, 2008___
(MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ariel Distributors, LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive, Suite 2900
(No. and Street)

Chicago   **IL**   **60601**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Herman   **(312) 612-2677**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

111 South Wacker Drive   **Chicago**   **IL**   **60606**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing
Section

FEB 2 6 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tom Herman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ariel Distributors, LLC** as of **December 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
CHRISTIE L BRADLEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/11/09

_____
Notary Public

_____
Signature

Vice President, Treasurer
_____
Title

This report** contains (check all applicable boxes):

☒	(a)	Independent Auditors' Report
☒	(b)	Facing page.
☒	(c)	Statement of Financial Condition.
☒	(d)	Statement of Income (Loss).
☒	(e)	Statement of Cash Flows.
☒	(f)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(g)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒	(h)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
☒	(i)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(j)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐	(k)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(l)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(m)	An Oath or Affirmation.
☐	(n)	A copy of the SIPC Supplemental Report.
☒	(o)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ariel Distributors, LLC
(SEC I.D. No. 8-048238)

Statement of Financial Condition as of December 31, 2008
Independent Auditor's Report and Independent Auditors'
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act as a **Public Document**

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Ariel Distributors, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ariel Distributors, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ariel Distributors, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,808,525
Prepaid expenses		74,767
Securities owned		6,205,466
TOTAL ASSETS	$	8,088,758

LIABILITIES AND MEMBER'S EQUITY

Payable to broker-dealers	$	760,650
Due to affiliated company		78,611
TOTAL LIABILITIES		839,261
TOTAL MEMBER'S EQUITY		7,249,497
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,088,758

(1) <u>**Organization**</u>

Ariel Distributors, LLC (the "Company") was incorporated in Illinois in 1995, for the purpose of acting as the distributor and principal underwriter of the diversified portfolios (the "Funds") of the Ariel Investment Trust (the "Trust"). The Trust has adopted a plan of distribution under Rule 12b-1 of the Investment Company Act of 1940 applicable to certain of the Funds. Under the plan, 12b-1 distribution fees are paid to the Company for its services. The Company in turn pays a significant portion of the distribution fees to other broker-dealers who distribute the Funds' shares. The remaining amount is retained by the Company for its services, advertising and other distribution expenses.

(2) <u>**Summary of Significant Accounting Policies**</u>

Cash and Cash Equivalents – Cash and cash equivalents are composed of money market funds that meet the definition of cash equivalents. Cash equivalents are highly liquid investments that are not required to be segregated under federal or other regulations.

(3) <u>**Related Party Transactions**</u>

The Company is a wholly owned subsidiary of Ariel Investments, LLC (the "LLC"). The LLC provides investment advisory and administrative services to each Fund under the Trust under various agreements for which it receives payments from the Trust.

Under an Expense Sharing agreement between the Company and the LLC, the LLC furnishes all personnel, space, equipment, telephones and all other goods and services needed by the Company to operate as the distributor and principal underwriter to the Trust. The Company is liable to the LLC for any expense, direct or indirect, incurred by LLC for or on behalf of the Company. The Company owed $78,611 to the LLC as of December 31, 2008 under this arrangement.

Securities owned represent investments in various mutual funds sponsored by the LLC and have a fair value of $6,205,466 as of December 31, 2008.

(4) <u>**Net Capital Requirements**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) and is required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

(4)   Net Capital Requirements (Continued)

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $6,207,740. The Company's net capital requirement was $55,951 on that date. The net capital rules may restrict the payment of cash dividends.

(5)   Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(6)   Income Taxes

Ariel Distributors, LLC is a wholly-owned subsidiary of Ariel Investments, LLC. All income or loss generated by Ariel Distributors, LLC is included in the federal income tax return of Ariel Investments, LLC's members. Therefore, no liability for income taxes has been included in the statement of financial condition.

(7)   New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On December 30, 2008, FASB staff position ("FSP") FIN 48-3 was issued deferring implementation of FIN48 for non-public companies to fiscal years beginning after December 15, 2008. The Company evaluates uncertain tax positions in accordance with Statement on Accounting Standards No. 5. The Company is currently is currently evaluating the impact, if any, on its financial statements of adopting FIN 48.

(7) **New Accounting Pronouncements (Continued)**

In September 2006, the FASB issued is SFAS No. 157, *Fair Value Measurements* effective for fiscal years beginning after November 15, 2007. This standard clarifies the definition of fair value for financial reporting purposes, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 became effective for the Company as of January 1, 2008, the beginning of its current fiscal year. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's net assets as of December 31, 2008 is as follows:

Valuation Inputs	Securities Owned
Level 1	$ 6,205,466
Level 2	-
Level 3	-
	$ 6,205,466

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To The Board of Directors and Stockholders of
Ariel Distributors, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Ariel Distributors, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting "internal control" as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of control deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2009